UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-142170

Iberdrola, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao, Spain

Tel.:+34 944 151 411

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares of Iberdrola, S.A., par value €3.00 each

American Depositary Shares evidenced by American Depositary Receipts,

each American Depositary Share representing one Ordinary Share of Iberdrola, S.A.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Iberdrola, S.A. (“Iberdrola”) first incurred the duty to file reports under section 13(a) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), on April 23, 2007, as a result of its succession to the reporting obligations of Scottish Power plc (“ScottishPower”) pursuant to Rule 12g-3 under the Exchange Act, in connection with its acquisition of ScottishPower by means of a scheme of arrangement. ScottishPower first incurred the duty to file reports under section 13(a) of the Exchange Act following the filing of a registration statement relating to its ordinary shares on Form F-4 (File No. 333-77877) with the Securities and Exchange Commission (the “Commission”) on May 6, 1999.

B. For purposes of this Form 15F, Iberdrola is relying on the reporting history of Scottish Power, the registrant to which Iberdrola succeeded under Rule 12g-3 of the Exchange Act. All reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form 15F have been filed or submitted either by Iberdrola or by ScottishPower, the registrant to which Iberdrola succeeded. ScottishPower has filed annual reports under section 13(a) of the Exchange Act since fiscal year 1997.

Item 2. Recent United States Market Activity

Iberdrola has not sold any of its securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. Iberdrola has maintained a listing of the Ordinary Shares on the Bolsas de Valores in Spain, which singly constitutes the primary trading market for the Ordinary Shares.

B. The date of initial listing of the Ordinary Shares on the Bolsas de Valores was December 31, 1992. For the 12-month period preceding the filing of this Form 15F, Iberdrola has maintained a listing of the Ordinary Shares on the Bolsas de Valores.

C. The percentage of trading in the Ordinary Shares that occurred in Spain from May 31, 2006 to May 31, 2007 (the “Reference Period”) was 99.51%. As of the Reference Period, the trading market for the Ordinary Shares in Spain was larger than the trading market for the Ordinary Shares in the United States.

Item 4. Comparative Trading Volume Data

A. The first and last days of the Reference Period, which was used to meet the requirements of Rule 12h-6(a)(4)(i), were May 31, 2006 and May 31, 2007, respectively.

B. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States and on a worldwide basis was 21,423 and 6,217,424, respectively. The foregoing trading volumes were based on data provided by real time data feeds of trading volume data from each stock exchange and over-the-counter market on which Iberdrola’s Ordinary Shares are traded on a worldwide basis.

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C. For the Reference Period, the average daily trading volume of the Ordinary Shares in the United States as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis was 0.34%. Off-exchange trading is included in both the numerator and the denominator.

D. Iberdrola has not listed or delisted the Ordinary Shares from a national securities exchange or inter-dealer quotation system in the United States.

E. Iberdrola has not terminated its sponsored American Depositary Receipt facility regarding the Ordinary Shares.

F. Iberdrola engaged Thomson Financial Corporate Advisory Services (“Thomson”) to assist with identifying the sources of the trading volume information and elaborating such information to determine whether Iberdrola met the requirements of Rule 12h-6 under the Exchange Act. Together with Thomson, Iberdrola identified data feeds of trading volume data from stock exchanges and over-the-counter markets around the world as suitable sources of data. Together with Thomson, Iberdrola reviewed, calculated and discussed such data.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. On June 28, 2007, Iberdrola issued a press announcing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

B. The press release was issued in the United States through Bloomberg. A copy of this press release was also submitted to the Commission under cover of Form 6-K on June 28, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Iberdrola will publish the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its website at www.iberdrola.com.

PART III

Item 10. Exhibits

Not applicable.

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Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Iberdrola, S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Iberdrola, S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

IBERDROLA, S.A.

By:	/s/ JULIAN MARTINEZ-SIMANCAS
Name:	Julián Martínez-Simancas
Title:	General Secretary and Board Secretary

Date: June 29, 2007

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